FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY, 2007

International KRL Resources Corp. (File #00-50902)
(Translation of registrant's name into English)

Suite 1640 -1066 West Hastings Street, Vancouver, B.C. Canada, V6E 3X1
(Address of principal executive offices)

Attachments:

1. News Release dated July 5, 2007- International KRL Resources Corp. Drill Program at Nor Proceeding Successfully
2. News Release dated July 26, 2007- International KRL Resources Corp. Discovers New Uranium Showings at the Nor IOCG Project, Yukon

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.
(Registrant)

Date: August 9, 2007   By: */s/ Judith T. Mazvihwa*
                                         Name
                                   Its: CFO/Director
                                          (Title)

INTERNATIONAL KRL RESOURCES CORP.
TSX-V: IRK
PK (USA): IRKLF
NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA) **DATE: July 5, 2007**

INTERNATIONAL KRL DRILL PROGRAM AT NOR PROCEEDING SUCCESSFULLY

Vancouver – July 5, 2007 – International KRL Resources Corp. (TSXV:IRK) today announced that the diamond drill program testing uranium and copper targets on its 100%-owned NOR IOCG project is progressing well. The Company is currently drilling its third hole. Management is extremely pleased with the quality of the equipment and the skill of the drill crew this year.

In addition to the drill program, International KRL has a number of geologists mapping and collecting samples to identify potential drill targets on the newly acquired claims added to the Nor project at the end of last season, which doubled the project's land package. This information will be compiled and integrated into the existing geological database.

"Each additional exploration technique and drill hole provides valuable information and adds to our understanding. The emerging picture is very compelling," said Mike Hibbitts, Vice President Exploration.

The Nor property, which covers 23,127 acres (9,363 hectares), is located on the east side of the Richardson Mountains in the Yukon Territory, approximately 395 km north of Dawson City.

Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. It has a tremendous property portfolio prospective for uranium, copper and gold. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Judith Mazvihwa"
Judith T. Mazvihwa
CFO and Director

For Further Information Please Contact:
International KRL Resources Corp.
Judith T. Mazvihwa, CFO
T: 604-689-0299 E: jmazvihwa@krl.net
TF-Canada: 1-877-689-6130
TF-USA: 1-800-665-3772

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.
TSX-V: IRK
PK (USA): IRKLF
NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)   **DATE: July 26, 2007**

INTERNATIONAL KRL DISCOVERS NEW URANIUM SHOWINGS AT THE NOR IOCG PROJECT, YUKON

Vancouver, Thursday, July 26, 2007 – International KRL Resources Corp. (TSXV:IRK) today announced the discovery of several new surface brannerite mineral showings on its Nor Iron Oxide-Copper-Gold project in the Yukon.

Company geologists have carried out a scintillometer survey on the northern part of the known breccia body to test for radioactive response. A new brannerite showing with a scintillometer reading of 6,800 counts per second has been located approximately 1.1 km north-west from the known brannerite mineralization where the previously reported (March 1, 2007) 4.8% U_3O_8 sample was taken. Additional areas of brannerite and/or high (greater than 500 counts per second) scintillometer readings have also been located over 1 km along a north-west trend. The areas with high scintillometer readings were hand trenched.

"The showings coincide with the known geological features of the Wernecke Breccia and the contact of the Fairchild Lake Group of sedimentary rocks. This significantly expands the strike potential of the brannerite target," said Mike Hibbitts, Vice President, Exploration.

Four samples from outcrop and subcrop were collected from the hand trenched areas. Assay values range from 0.11% to 0.21% U_3O_8. The samples were assayed by Acme Analytical Labs in Vancouver, BC.

The scintillometer readings when overlain on top of the 2005 uranium soil geochem did not identify the newly discovered areas of brannerite mineralization. There is a strong likelihood of additional brannerite discoveries as company geologists continue mapping at Nor and as additional geophysical surveying is carried out on the property.

In addition, International KRL`s diamond drill program continues to test copper and uranium targets at Nor. The Company is currently drilling its 6th diamond drill hole of the season. Four of nine holes in the 2006 drill program (previously reported November 7, 2006) intersected copper values from 0.25% to 1.6% in bornite, malachite and chalcopyrite. Of particular interest is the contact area between the Wernecke Breccia and the Fairchild Lake Group rocks.

Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. It has a tremendous property portfolio prospective for uranium, copper and gold. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD
"Judith Mazvihwa"
Judith T. Mazvihwa
CFO and Director
For Further Information Please Contact:
International KRL Resources Corp.
Judith T. Mazvihwa, CFO
T: 604-689-0299 E: jmazvihwa@krl.net
TF-Canada: 1-877-689-6130
TF-USA: 1-800-665-3772